Exhibit 99.1

Company registered no: 556006-4361

Findus Sverige AB

Consolidated Carve-out Financial Statements

As of and for the years ended 30 September 2013, 2014 and 2015

Findus Sverige AB

Contents

PwC audit report	1

Consolidated Carve-out Statements of Income for the years ended 30 September 2013, 2014 and 2015	2

Consolidated Carve-out Statements of Comprehensive Income for the years ended 30 September 2013, 2014 and 2015	3

Consolidated Carve-out Statements of Changes in Net Parent Investment for the years ended 30 September 2013, 2014 and 2015	4

Consolidated Carve-out Statements of Financial Position as of 30 September 2013, 2014 and 2015	5

Consolidated Carve-out Statements of Cash Flows for the periods ended 30 September 2013, 2014 and 2015	6

Notes to the Consolidated Carve-out Financial Statements	7

Independent Auditor’s Report

To the members of the Board of Findus Sverige AB

We have audited the accompanying consolidated carve-out financial statements of Findus Sverige AB (the “Company”) and its subsidiaries, which comprise the consolidated carve-out statement of financial position as of 30 September 2015, 2014 and 2013 and the related consolidated carve-out statements of income, comprehensive income, cash flows, and changes in net parent investment for each of the years ended 30 September 2015, 2014 and 2013.

Management’s Responsibility for the Consolidated Carve-out Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated carve-out financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated carve-out financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated carve-out financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated carve-out financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated carve-out financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated carve-out financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at 30 September 2015, 2014 and 2013 and the consolidated carve-out results of their operations and their cash flows for the years ended 30 September 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopersLLP

PricewaterhouseCoopers LLP

Hull

17 December 2015

PricewaterhouseCoopers LLP, 2 Humber Quays, Wellington Street West, Hull, HU1 2BN

T: +44 (0) 1482 224 111, F: +44 (0) 1482 584 120, www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of

PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

Findus Sverige AB

Consolidated Carve-out Statements of Income for the years ended 30 September 2013, 2014 and 2015

		Year ended 30 September
	Note	2013 £m	2014 £m	2015 £m
Revenue		558.8	519.6	471.4
Cost of sales	6	(427.5)	(399.3)	(366.6)

Gross profit		131.3	120.3	104.8

Impairment	6,12	(2.0)	(3.4)	(2.3)
Other operating expenses	6	(99.6)	(80.7)	(75.9)

Operating profit		29.7	36.2	26.6

Finance income	9	9.7	7.7	4.5
Finance costs	9	(14.5)	(25.0)	(20.8)

Net financing cost		(4.8)	(17.3)	(16.3)

Profit before taxation		24.9	18.9	10.3

Taxation	10	(7.9)	(4.0)	(4.1)

Profit for the period		17.0	14.9	6.2

Attributable to:

Owners of the Parent Company		17.0	14.9	6.2

The accompanying Notes 1 to 28 are an integral part of these consolidated carve-out financial statements.

Findus Sverige AB

Consolidated Carve-out Statements of Comprehensive Income for the years ended 30 September 2013, 2014 and 2015

		Year ended 30 September
	Note	2013 £m	2014 £m	2015 £m
Profit for the period		17.0	14.9	6.2

Other comprehensive income / (loss):
Actuarial gains / (losses) on defined benefit pension plans	19	2.9	(5.5)	2.7
Taxation (expense) / credit on remeasurement of defined benefit pension plans	10	(0.8)	1.2	(0.6)

Items not reclassified to profit or loss		2.1	(4.3)	2.1

Currency translation differences		(10.1)	(22.5)	(32.8)

Items that may be subsequently reclassified to profit or loss		(10.1)	(22.5)	(32.8)

Other comprehensive loss for the period, net of tax		(8.0)	(26.8)	(30.7)

Total comprehensive income / (loss) for the period		9.0	(11.9)	(24.5)

Attributable to:

Owners of the Parent Company		9.0	(11.9)	(24.5)

The accompanying Notes 1 to 28 are an integral part of these consolidated carve-out financial statements.

Findus Sverige AB

Consolidated Carve-out Statements of Changes in Net Parent Investment for the years ended 30 September 2013, 2014 and 2015

Total £m
Balance at 30 September 2012	351.6

Profit for the period	17.0
Other comprehensive income for the period	2.1
Translation differences	(10.1)

Total comprehensive income for the period	9.0
Net transfers from Parent	11.6

Balance at 30 September 2013	372.2

Profit for the period	14.9
Other comprehensive loss for the period	(4.3)
Translation differences	(22.5)

Total comprehensive loss for the period	(11.9)
Net transfers to Parent	(14.1)

Balance at 30 September 2014	346.2

Profit for the period	6.2
Other comprehensive income for the period	2.1
Translation differences	(32.8)

Total comprehensive income for the period	(24.5)
Net transfers to Parent	(13.6)

Balance at 30 September 2015	308.1

The accompanying Notes 1 to 28 are an integral part of these consolidated carve-out financial statements.

Findus Sverige AB

Consolidated Carve-out Statements of Financial Position as of 30 September 2013, 2014 and 2015

		30 September
	Note	2013 £m	2014 £m	2015 £m
Non-current assets
Intangible assets	12	357.7	328.7	291.2
Property, plant and equipment	11	85.3	79.5	83.6
Deferred tax assets	13	12.6	11.9	9.9

Total non-current assets		455.6	420.1	384.7

Current assets
Inventories	14	83.1	68.3	73.2
Trade and other receivables	15	87.0	84.9	91.7
Income tax receivable		4.6	4.0	6.1
Derivative financial instruments	23	—	—	0.8
Cash and cash equivalents	16	114.8	131.8	128.8

Total current assets		289.5	289.0	300.6

Total assets		745.1	709.1	685.3

Non-current liabilities
Loans and borrowings	17	18.6	18.0	19.0
Employee benefits	19	50.9	49.1	43.3
Deferred tax liabilities	13	2.9	5.6	5.1
Provisions	20	0.7	0.7	0.7

Total non-current liabilities		73.1	73.4	68.1

Current liabilities
Trade and other payables	18	148.4	137.9	150.9
Payable to Related Party	26	147.4	146.9	145.8
Income tax payable		2.1	3.0	7.4
Loans and borrowings	17	0.4	0.5	0.5
Derivative financial instruments	23	—	—	0.3
Provisions	20	1.5	1.2	4.2

Total current liabilities		299.8	289.5	309.1

Total liabilities		372.9	362.9	377.2

Net assets		372.2	346.2	308.1

Net Parent Investment
Total Net Parent Investment		372.2	346.2	308.1

The accompanying Notes 1 to 28 are an integral part of these consolidated carve-out financial statements.

Findus Sverige AB

Consolidated Carve-out Statements of Cash Flows for the periods ended 30 September 2013, 2014 and 2015

		Year ended 30 September
	Note	2013 £m	2014 £m	2015 £m
Cash flows from operating activities
Cash generated from operations	21	59.4	44.5	41.8
Income tax paid		(1.4)	(0.4)	(2.0)

Net cash generated from operating activities		58.0	44.1	39.8

Cash flows from investing activities
Purchase of property, plant and equipment	11	(18.2)	(15.3)	(18.7)
Purchase of intangible assets	12	—	(4.3)	(0.8)

Net cash used in investing activities		(18.2)	(19.6)	(19.5)

Cash flows from financing activities
Repayment of senior debt		(18.8)	—	—
Bond proceeds		16.8	—	—
Proceeds from loans from Related Parties		75.6	37.2	—
Repayment of loan from Related Parties		(10.2)	(21.6)	—
Dividends paid		(62.0)	—	—
Other group transactions		(94.0)	(8.3)	—
Interest received		—	—	4.5
Interest paid		(2.3)	(4.9)	(5.4)

Net cash (used in) / from financing activities		(94.9)	2.4	(0.9)

Net (decrease) / increase in cash and cash equivalents		(55.1)	26.9	19.4

Cash and cash equivalents at beginning of period	16	173.7	114.8	131.8
Exchange rate losses on cash and cash equivalents		(3.8)	(9.9)	(22.4)

Cash and cash equivalents at end of period	16	114.8	131.8	128.8

The accompanying Notes 1 to 28 are an integral part of these consolidated carve-out financial statements.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements

1.	Company information

Lion/Gem Luxembourg 3 S.a.r.l (the “ParentCo”) is a Luxembourg company incorporated under the laws of Luxembourg having its registered office at 6, rue Eugène Ruppert, L-2453 Luxembourg. ParentCo and its subsidiaries (the “Findus Group”) are active in the food manufacturing industry. ParentCo is the parent company of Findus in the Nordics, Young’s Seafood Limited in the UK (the “UK business”) and Findus in Southern Europe. A wholly-owned subsidiary of ParentCo, Findus Sverige AB (“FSAB”) is a Swedish company incorporated under the laws of Sweden having its registered office at Billesholmsvägen 4, 267 81 Bjuv, Sweden. FSAB and its subsidiaries (the “Overseas Group” or “FSAB Group”) are the leading frozen food business in Sweden, Norway and Finland in the Nordic region, and a leading frozen food business in France with activities also in Spain and Belgium.

The ultimate controlling entity of the Overseas Group was Marlin 1 Limited until 2 November 2015.

Nomad Foods Limited (“Nomad” or the “Buyer”) is the holding company for the Iglo Group (“Iglo”), a leading frozen food producer in Europe with operations in 10 countries and a specific focus on markets in the United Kingdom, Germany and Italy. On 13 August 2015, Nomad announced that it entered into an option agreement to acquire the Overseas Group for approximately £500 million from Lion Gem Sweden 1 AB, the parent company of FSAB. The deal is structured to be a legal entity purchase of FSAB, giving it control over all the assets, liabilities, Intellectual Property (“IP”), operations and employees within the Overseas Group. The transaction to purchase the Overseas Group by Nomad was completed on 2 November 2015 and has been disclosed as a subsequent event in Note 28 to these consolidated carve-out financial statements. As of 2 November 2015 the ultimate controlling party of the Overseas Group is Nomad Foods Limited.

The Findus Group excluding the Overseas Group business is referred to below as the “Residual Findus Group”.

2.	Accounting policies and basis of preparation

Basis of presentation

These financial statements consolidate the results and financial position of the Overseas Group.

The consolidated carve-out financial statements were approved for issue by the Chief Financial Officer of Nomad Foods Limited, who is a board member and has authority on behalf of the Board of Directors of FSAB, on 16 December 2015.

These consolidated carve-out financial statements have been prepared on a standalone basis and are derived from ParentCo’s consolidated financial statements and accounting records. The consolidated carve-out financial statements reflect the Overseas Group’s financial position, results of operations, changes in net parent investment and cash flows in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”), collectively “IFRS”. The Overseas Group’s consolidated carve-out financial statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Overseas Group been a separate entity or the future results of the Overseas Group as it will exist following the completion of the transaction described in Note 1.

The consolidated carve-out financial statements of the Overseas Group include expenses which were recharged from the Residual Findus Group under management services agreements for certain

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

functions, including general corporate expenses related to corporate strategy, procurement, group finance, Information Technology (“IT”), Human Resources (“HR”), legal and supply chain. These recharges have been made on the basis of direct usage when identifiable, with the remainder allocated on the basis of headcount, revenue or a measure of Earnings before exceptional items, interest, tax, depreciation and amortisation (Adjusted EBITDA). In 2015, £2.6 million (2014: £4.4 million; 2013: £2.9 million) has been recharged to the Overseas Group and presented within ‘Other operating expenses’. Management believes the expense allocation methodology and results are reasonable and consistently applied for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred by an independent company or of the costs to be incurred in the future.

The Overseas Group generates brand royalty fees from transactions with the Residual Findus Group, as disclosed in Note 26.

All intercompany transactions and accounts within the Overseas Group have been eliminated in these consolidated carve-out financial statements. Transactions between the Overseas Group and the Residual Findus Group have not been eliminated in these consolidated carve-out financial statements. Transactions that have taken place with the Residual Findus Group are regarded as transactions with related parties and as such have been disclosed in accordance with IAS 24 ‘Related Party Disclosures’, in Note 26.

These consolidated carve-out financial statements include an income tax calculation on a stand-alone basis as if the business was completely separate from the Findus Group and was filing separate income tax returns at the Overseas Group level.

The Residual Findus Group has a central treasury department which, during the year, entered into derivatives contracts as instructed by the various Overseas Group operating companies to manage their foreign exchange risks relating to their raw materials acquisitions. Prior to and for the fiscal year ended 30 September 2014, these derivative contracts, as requested by the local operating companies, were often bundled together to manage the foreign exchange risks across the Findus Group. As the contracts were bundled and entered into centrally, the Overseas Group did not have the ability to specifically identify those derivative contracts that were or were not directly attributable to the Overseas Group. As a result the Overseas Group’s consolidated carve-out financial statements for the year ended 30 September 2013 and 2014 did not include the derivative assets/liabilities or gains/losses resulting from those contracts, see Note 23.

From 1 October 2014, the Residual Findus Group started entering into and tracking the derivatives contracts separately for each request from the Overseas Group operating companies. As a result the Overseas Group is able to specifically identify those derivative contracts that are or are not directly attributable to the Overseas Group. The Overseas Group’s consolidated carve-out financial statements include the derivative assets/liabilities and gains/losses resulting from those contracts for the year ended 30 September 2015.

As these consolidated carve-out financial statements have been prepared on a consolidated carve-out basis, it is not meaningful to show share capital or provide an analysis of reserves. Therefore, amounts which effectively reflect the carrying value of investments of the Residual Findus Group in the consolidated Overseas Group are disclosed as “Net parent investment”. The amounts reflected in Net transfer to/from parent in the consolidated carve-out statement of changes in net parent investment refer to net income/(loss) and other comprehensive income/(loss) for the period for the Overseas Group in addition to transactions between the ParentCo and the Overseas Group. In addition, as the financial statements are presented on a carve-out basis, earnings per share as required by IAS 33 ‘Earnings per Share’, have not been presented.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

The accounting policies set out below have, unless otherwise stated, been applied consistently.

IFRSs applicable to the consolidated carve-out financial statements of the Overseas Group for the year ended 30 September 2015, have been applied.

The following accounting standards are effective for accounting periods beginning after 1 October 2014 and have not yet been adopted by the Overseas Group:

i)	IFRS 9 ‘Financial Instruments’. The standard addresses the classification, measurement and recognition of financial assets and liabilities. The standard is effective for accounting periods beginning on or after 1 January 2018 and earlier adoption is permitted. The Overseas Group has yet to assess the full impact of IFRS 9.

ii)	IFRS 15 ‘Revenue from Contracts with Customers’. The standard addresses revenue recognition and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for accounting periods beginning on or after 1 January 2018 and earlier adoption is permitted. The Overseas Group is currently assessing the impact of IFRS 15.

There are no other IFRSs or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Overseas Group.

Judgements made by management in the application of these accounting policies that have a significant effect on the consolidated carve-out financial statements, and key sources of estimation uncertainty which have a significant risk of causing a material adjustment in the next year, are discussed in Note 3.

a)	Measurement convention

The consolidated carve-out financial statements are prepared on a going concern basis and on the historical cost basis.

b)	Consolidation method

The full consolidation method is applied to all consolidated entities. Under this method, all the assets, liabilities, revenues, expenses and cash flows of the consolidated entities are included in the consolidated carve-out financial statements after the appropriate adjustments and eliminations of inter-group transactions.

Subsidiaries are all entities (including structured entities) over which the Overseas Group has control. The Overseas Group controls an entity when the Overseas Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Overseas Group. They are deconsolidated from the date that control ceases.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

c)	Foreign currency

The functional currency of FSAB is the Swedish Krona (SEK). The consolidated carve-out financial statements are presented in sterling (GBP), which is the Overseas Group’s presentation currency. Items included in the financial statements of each of the Overseas Group’s entities are measured using the currency of the primary economic environment in which each entity operates (‘the functional currency’). All financial statements have been rounded to the nearest £0.1 million.

i)	Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate ruling at the financial period end. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates prevailing at the dates the fair value was determined.

ii)	Assets and liabilities of foreign operations

For the purposes of presenting the consolidated carve-out financial statements, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the financial period end date.

The principal exchange rates against sterling used in these consolidated carve-out financial statements are as follows:

	Swedish Krona (SEK)	Norwegian Krone (NOK)	Euro (EUR)
Average year ended 30 September 2013	10.2291	9.0200	1.1907
Closing as at 30 September 2013	10.3580	9.7191	1.1974
Average year ended 30 September 2014	10.9737	10.0959	1.2202
Closing as at 30 September 2014	11.7584	10.4406	1.2861
Average year ended 30 September 2015	12.5870	11.7760	1.3470
Closing as at 30 September 2015	12.7418	12.8627	1.3552

The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates the foreign exchange rates ruling at the dates of the transactions.

Foreign exchange gains and losses that relate to the process described above are presented in other comprehensive income.

iii)	Net investment in foreign operations

Exchange differences arising from the translation of foreign operations are taken directly to other comprehensive income. They are released into the statement of income upon disposal of the related foreign operation.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

d)	Business Combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred

•	liabilities incurred to the former owners of the acquired business

•	equity interests issued by the group

•	fair value of any asset or liability resulting form a contingent consideration arrangement, and

•	fair value of any pre-existing equity interest in the subsidiary

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the:

•	consideration transferred,

•	amount of any non-controlling interest in the acquired entity, and

•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognised directly in profit or loss as a gain on bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified as either equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at each acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

e)	Property, plant and equipment

i)	Owned assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

ii)	Leased assets

Leases in which the Overseas Group assumes substantially all the risks and rewards of ownership of the leased asset are classified as finance leases. Where land and buildings are held under finance leases, the accounting treatment of the land is considered separately from that of the buildings. Leased assets acquired by way of finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

All other leases are classified as operating leases.

iii)	Depreciation

Depreciation is charged to the statement of income on a straight line basis over the shorter of the lease term (if applicable) and the estimated useful lives of each part of an item of property, plant and equipment once the item is brought into use. Land is not depreciated. The estimated useful lives are as follows:

•	Buildings: 10 to 50 years

•	Plant and machinery: 3 to 15 years

The asset’s residual values and useful lives are reviewed on an annual basis.

f)	Goodwill

Goodwill represents amounts arising on the acquisition of subsidiaries and associates. Goodwill is the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous interest in the acquiree over the fair value of the net identifiable assets acquired. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary group acquired, in the case of a bargain purchase, the difference is recognised directly in the statement of income.

Goodwill is stated at cost less any accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity disposed of.

Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

g)	Other intangible assets

Intangible assets acquired separately are recorded at cost and those acquired as part of a business combination are recorded at fair value as at the date of acquisition.

i)	Brands

Based on the market position of the Findus brand, the significant levels of investment in advertising and promoting the brand and the fact that it has been established for over 50 years, the Findus brand was previously considered to have an indefinite useful life. Therefore this brand was not amortised but instead held at historical cost and tested annually for impairment.

Following the completion of the sale of the Overseas Group the brand was deemed to be fully impaired as this will not be used by the purchaser of the group going forward and hence holds no value.

The other acquired brands (in Spain and Belgium) are capitalised and amortised on a straight-line basis over their useful economic life of 7 to 10 years.

ii)	Development costs

The Overseas Group research and development projects mainly relate to new product development. Research costs are expensed as incurred. Development costs are expensed as incurred except those recognised as intangible assets when the following can be demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use the intangible asset or to sell it;

•	The probability for the intangible asset to generate future economic benefits for the Overseas Group;

•	The availability of adequate technical and financial resources to complete the development and to use or sell the intangible asset; and

•	The reliable measurement of the expenditure attributable to the intangible asset during its development.

These development costs are amortised on a straight-line basis over their projected useful economic life.

h)	Impairment of non-current assets

The carrying amounts of the Overseas Group’s assets are reviewed annually in November, using the period-end carrying value of assets, to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset or cash-generating unit is estimated and compared to its carrying amount. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the statement of income in the period in which they arise.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

For goodwill and assets that have an indefinite useful life an impairment review is performed at least annually or more frequently if events or changes in circumstances indicate a potential impairment.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable.

i)	Calculation of recoverable amount

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows of the business are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

ii)	Allocation of impairment losses

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units then to reduce the carrying amount of the other assets in the unit on a pro rata basis. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Cash-generating units correspond to each of the countries included in the Overseas Group.

iii)	Reversals of impairment

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

i)	Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost is based on the first in, first out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Provision is made for slow moving, obsolete and defective inventories.

j)	Biological assets

Biological assets are measured at fair value less cost to sell. Costs to sell include the incremental selling costs, including auctioneers’ fees, commission paid to brokers and dealers and estimated costs of transport to the market but excludes finance costs and income taxes.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

As part of the agricultural activity, the Overseas Group mainly produces peas. Pea plantations do not meet the definition of bearer plants under IAS 41, Agriculture (as they do not bear produce for more than one period), and are therefore presented and accounted for as biological assets until the point of harvest. Harvested peas are transferred to Inventories at fair value less costs to sell when harvested. Changes in fair value of peas are recognised in the statement of income within cost of sales. Farming costs such as labour costs, planting, weeding, irrigation, fertiliser, and harvesting are capitalised as incurred.

Peas are usually planted in April/May and harvested in August/September. Therefore, peas are presented as part of Inventories rather than Biological assets for the purposes of the annual consolidated carve-out financial statements.

k)	Employee benefits

i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulated sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.

ii)	Defined benefit plans

The Overseas Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That net obligation is discounted to determine its present value.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of any plan assets.

The calculation is performed by an independent qualified actuary using the projected unit credit method.

The current service cost of the defined benefit plan, recognised in the statement of income in staff costs, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year and the benefit changes. Curtailments and settlements on defined benefit plans are recognised in the statement of income.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in finance costs in the statement of income.

Past service costs are immediately recognised in profit and loss.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

l)	Provisions

Provisions are recognised when the Overseas Group has a legal or constructive present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle that obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

m)	Financial instruments

Financial assets and liabilities are recognised in the Overseas Group’s Statement of Financial Position when those assets and liabilities are directly attributable to the Overseas Group.

i)	Classification, recognition and measurement

The Overseas Group classifies its financial assets in the receivables and derivatives categories. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Regular purchases and sales of financial assets are recognised on the trade-date, being the date on which the Overseas Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Overseas Group has transferred substantially all risks and rewards of ownership.

a.	Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Overseas Group’s receivables comprise ‘trade and other receivables’ and ‘cash and cash equivalents’ in the balance sheet. Receivables are subsequently carried at amortised cost using the effective interest method.

Trade receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest method, less any impairment.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Since trade receivables are due within one year, this equates to initial carrying value less any impairment.

Appropriate allowances for estimated irrecoverable amounts are recognised in the statement of income when there is objective evidence that the asset is impaired.

Trade receivables are presented net of customer rebate balances.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Overseas Group’s cash management are included as a component of cash and cash equivalents.

During the year the Overseas Group was part of a cash pool (which also included entities within the Residual Findus Group) where funds were considered on a net basis and grouped together as cash and cash equivalents. The total cash balance presented in the financial statements was available to be utilised by the Overseas Group and is presented as cash and cash equivalents in the consolidated carve-out statement of financial position.

b.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the statement of income. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the statement of income within Other operating expenses in the period in which they arise.

ii)	Impairment of financial assets

The Overseas Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

For the Receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated statement of income. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Overseas Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the consolidated statement of income.

iii)	Loans and borrowings

a.	Valuation

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs.

Subsequent to initial recognition, interest bearing loans and borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the expected period of the borrowings on a straight line basis.

b.	Capitalisation of transaction costs

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

To the extent there is no evidence that it is probable that some or all of the facility will be drawn down the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

iv)	Trade payables

Trade payables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest method. Since trade payables are largely due within one year, this equates to initial carrying value.

v)	Derivative financial instruments

Derivative financial instruments are recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. When a derivative financial instrument is not designated in a hedge relationship that qualifies for hedge accounting, all changes in its fair value are recognised immediately in the statement of income. The Overseas Group does not apply hedge accounting.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

n)	Revenue

Revenue comprises sales of goods after deduction of discounts and sales taxes. Sales between companies in the Overseas Group have been appropriately eliminated in the consolidated carve-out financial statements. Discounts given by the Overseas Group include rebates, price reductions and incentives to customers, promotional couponing and trade communication costs. At each financial period end date, any discount incurred but not yet invoiced is estimated and accrued.

Revenue is recognised when the risks and rewards of the underlying products have been transferred to the customer. The timing of the transfer of risks and rewards varies depending on the individual terms of the sales agreement, usually being on receipt of goods by the customer.

o)	Interest income

Interest income is recognised in the statement of income in the period in which it is earned.

p)	Expenses

i)	Operating lease payments

Payments made under operating leases are recognised in the statement of income on a straight line basis over the term of the lease. Lease incentives received are recognised on a straight line basis in the statement of income as an integral part of the total lease expense.

ii)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, constructions or production of a qualifying asset, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred.

iii)	Exceptional items

The separate reporting of exceptional items which are presented as exceptional within the relevant statement of income category, helps provide an indication of the Overseas Group’s underlying business performance. Exceptional items are non-recurring transactions that have been identified by virtue of their size, nature or incidence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Exceptional items may comprise profits or losses on the sale or termination of an operation, restructuring costs, operational restructuring, integration and acquisition costs relating to new acquisitions, investigation of strategic opportunities, costs relating to certain management incentive plans and other significant items that are non-recurring in nature (see Note 7).

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

iv)	Research and development

Research expenditure is recognised in the statement of income in the period incurred. Development costs are expensed as incurred except those recognised as intangible assets, as described under ‘Development costs’ above.

v)	Advertising costs

Advertising costs are recognised in the statement of income in the periods incurred.

q)	Taxation

These consolidated carve-out financial statements include an income tax calculation on a stand-alone basis as if the business was completely separate from the Findus Group and was filing separate income tax returns at the Overseas Group level.

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the statement of income except to the extent that it relates to items recognised directly in other comprehensive income, in which case it is recognised in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the financial period end date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities recognised for financial reporting purposes and the amounts used for taxation purposes on an undiscounted basis. The following temporary differences are not provided for: the initial recognition of goodwill and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial period end date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

r)	Segment reporting

Prior to the acquisition by Nomad as discussed in Note 1, the Chief Operating Decision Maker (‘CODM’) was represented by the “Group executive team”, being composed of the Chief Executive Officer (‘CEO’) and the Chief Financial Officer (‘CFO’) of the Findus Group as they were primarily responsible for the allocation of resources to the segments and the assessment of performance of the segments.

The Overseas Group’s operations are primarily organised into countries, which have their own executive team including a CEO and a CFO. The primary organisation and management of business activities into countries has been used to identify and determine the Overseas Group’s operating segments as reported to the CODM. For the purpose of the presentation of these financial statements, the identified reportable segments are Sweden, Norway, France, Other and Central/Unallocated. The primary activities included within Other are Spain, Belgium, Finland and Denmark.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

The CODM uses Revenue and a measure of Earnings Before exceptional items, Interest, Taxation, Depreciation and Amortisation (“Adjusted EBITDA”) as the key measures of the segments’ results.

The segment reporting information is disclosed in Note 5.

3.	Accounting estimates

The key sources of estimation uncertainty at the financial period end date are discussed below:

a)	Discounts

Discounts given by the Overseas Group include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.

At each financial period end date, any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued.

b)	Carrying value of goodwill and intangible assets with indefinite useful life

Determining whether goodwill and intangible assets with indefinite useful life are impaired requires an estimation of the value in use of the intangible assets with indefinite useful life and of the cash generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from each intangible asset with indefinite useful life and cash generating unit and a suitable discount rate in order to calculate present value. Details of impairment reviews are provided in Note 12.

c)	Employee benefit obligation

A significant number of estimates are required to calculate the fair value of the defined benefit plan obligation at the financial period end.

Note 19 contain details of these assumptions, and the calculation is performed by qualified actuaries.

d)	Income tax

Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgements. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Overseas Group could in future periods experience adjustments to these accruals.

e)	Fair value calculations for business combination accounting

The Overseas Group has used its judgment in the selection of valuation techniques, key measurement methods and assumptions, based on market conditions existing at the acquisition date, in order to assess the fair value calculation of the consideration payable, the identifiable assets acquired and the liabilities assumed in the accounting for the acquisition of La Cocinera frozen food business detailed in Note 4.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

4.	Business combination

Acquisition of La Cocinera frozen food business

On 23 December 2014, the Overseas Group entered into an agreement to acquire the La Cocinera frozen food business in Spain, with annual revenue of approximately EUR 30.0 million (£23.0 million) in 2014. Completion occurred on 1 April 2015.

As a result of the acquisition the Overseas Group is expected to increase its presence in the Spanish market.

Management calculated the fair value of the consideration payable for the La Cocinera business and the fair value of assets acquired and liabilities assumed at the acquisition date for the purpose of these consolidated carve-out financial statements. These calculations indicate a gain on a bargain purchase. The following table summarises management’s calculations.

Consideration at 1 April 2015	£m
Consideration
Contingent consideration payable	1.4
Contingent consideration receivable	(1.1)

Total consideration	0.3

Recognised amounts of identifiable assets acquired and liabilities assumed
Fair value:
Plant and machinery	2.6
Brand name	2.5
Favourable lease contract (intangible asset)	0.6
Inventory	2.7
Purchase option	0.9
Deferred tax liability	(0.5)

Fair value of assets and liabilities assumed	8.8

Gain on bargain purchase	(8.5)

Total	0.3

The entire consideration payable agreed between the Overseas Group and the seller will only be paid if specified future events occur or conditions are met. The potential undiscounted amount of contingent consideration that the Overseas Group could be required to pay under this arrangement is between £nil and £5.7 million, and the amount payable depends on the business reaching certain production volumes and certain fixed cost of overheads per kilogram over a specific period of time. Any amounts payable under the above are deferred for 5 years from the acquisition date. The fair value of the contingent consideration payable of £1.4 million was estimated by use of a discounted cash flow model taking into consideration probability weighted outcomes of various reasonably possible scenarios. The fair value estimate is based on a discount rate of 9.5%.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

The business acquired does not include an IT system necessary to operate the La Cocinera business. The contingent consideration receivable disclosed above is the entitlement of the Overseas Group to receive reimbursement from the seller, for up to a maximum undiscounted amount of £1.1 million, for potential future expenditure to be incurred by the Overseas Group in establishing a standalone IT system. The potential future contingent consideration receivable is between £nil and £1.1 million, and depends on the actual expenditures of the Overseas Group to establish the IT system. This amount has not been discounted and has been classified as current since it is expected to be collected within the year.

The Overseas Group acquired a purchase option over the land and buildings of the factory related to the La Cocinera business which is exercisable in the 5 years following the acquisition. This option has been recognised as a prepayment in the statement of financial position for a fair value of £0.9 million.

As part of the business combination, the Overseas Group also entered into a lease agreement that provides Findus with a right to use the land and building for a period of 5 years for a rent that is fixed at a level that is below the rents payable on leases of comparable properties that are on the market at the time of the acquisition. This lease agreement is a favourable contract that has been recognised as an intangible asset, see Note 12, and will be depreciated over the contract life of 5 years.

The process of fair valuing the purchase consideration to be paid and the net assets that were acquired in the purchase of the La Cocinera business from Nestlé on 1 April 2015 has given rise to a gain on a bargain purchase of £8.5 million which has been recognised within ‘Other operating expenses’ in the statement of income. The acquisition of the business was conducted on an arms-length basis between two independent parties, and the price reflects the values attributed to the business by the two parties. The operations of the business acquired have in the past suffered from a lack of volumes and some inefficiencies, which put a question to the seller over its long term viability. Management plans to rectify the economics of the factory by making rationalisations and increasing volumes, but the outcome of this is not certain. Management considers that the gain on a bargain purchase arising reflects potential future losses associated with risks as to the future success of the business operations. These potential future losses do not meet the definition of a liability under IFRS and so cannot be recognised or reflected in the purchase accounting.

Acquisition related costs of £1.7 million have been recognised in ‘Other operating expenses’ in the statement of income in the year ended 30 September 2015.

The revenue contributed in the statement of income by the La Cocinera business since 1 April 2015 was £8.3 million and Adjusted EBITDA contributed a loss of £2.5 million. Had the La Cocinera business been consolidated from 1 October 2014, the statement of income would show pro-forma revenue of £479.7 million and Adjusted EBITDA of £45.0 million.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

5.	Segment reporting

Description of segments and principal activities

The Overseas Group products consist of frozen fish and seafood and ready-to-eat-meals (“RTEM”) in the consumer retail market. In Norway, Sweden and Finland the main market is the frozen food consumer retail market (excluding the ice cream market). In France and Spain, the markets are the frozen food and value-added vegetable consumer market.

The Overseas Group’s executive team examines the group’s performance from a geographic perspective and has identified three reportable segments of its business:

•	Sweden: Frozen fish and seafood, vegetables and RTEM, as well as the growing and sale of peas.

•	Norway: Frozen fish and seafood, vegetables and RTEM, as well as the growing and sale of peas and other vegetables.

•	France: Frozen fish and seafood and value added vegetable products.

All other operating segments (Finland, Denmark, Spain and Belgium) are not reportable segments, as they do not meet the quantitative thresholds to be reported separately. The results of these operations are included in the ‘Other’ line item. The Overseas Group’s executive team primarily uses Revenue and a measure of Earnings before exceptional items, interest, tax, depreciation and amortisation (Adjusted EBITDA, see below) to assess the performance of the operating segments.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of significant items of income and expenditure which may have an impact on the quality of earnings such as restructuring costs, legal expenses, and impairments when the impairment is the result of an isolated, non-recurring event.

Interest income and finance cost are not allocated to segments, as this type of activity was driven by the central treasury function, which managed the cash position of the Findus Group as a whole.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Segment Adjusted EBITDA

		Year ended 30 September
	Note	2013 £m	2014 £m	2015 £m
Sweden		24.3	21.7	17.0
Norway		19.2	17.4	12.2
France		14.5	14.2	13.7
Other		1.1	3.7	5.5
Central / Unallocated		(1.5)	(1.7)	(0.9)

Total segment Adjusted EBITDA		57.6	55.3	47.5

Exceptional items	7	(12.7)	(4.0)	(5.4)
Depreciation of property, plant and equipment	11	(12.0)	(10.5)	(12.1)
Amortisation / Impairment of intangible assets	12	(3.2)	(4.6)	(3.4)

Operating profit		29.7	36.2	26.6
Net financing costs	9	(4.8)	(17.3)	(16.3)

Profit / (loss) before tax		24.9	18.9	10.3

Segment revenue

	Total segment revenue	Inter-segment revenue	Total segment external revenue
For the year ended 30 September 2013	£m	£m	£m
Sweden	261.3	(36.8)	224.5
Norway	144.0	(0.3)	143.7
France	126.4	(14.0)	112.4
Other	82.6	(4.4)	78.2

Total segment revenue	614.3	(55.5)	558.8

	Total segment revenue	Inter-segment revenue	Total segment external revenue
For the year ended 30 September 2014	£m	£m	£m
Sweden	238.0	(32.6)	205.4
Norway	123.8	(0.3)	123.5
France	126.1	(12.0)	114.1
Other	77.0	(0.4)	76.6

Total segment revenue	564.9	(45.3)	519.6

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

	Total segment revenue	Inter-segment revenue	Total segment external revenue
For the year ended 30 September 2015	£m	£m	£m
Sweden	203.0	(26.7)	176.3
Norway	98.8	(0.2)	98.6
France	120.6	(10.6)	110.0
Other	94.8	(8.3)	86.5

Total segment revenue	517.2	(45.8)	471.4

The CODM is not provided with information about inter-segment revenues. No information on segment assets or liabilities is presented to the CODM.

Product information

Management considers the products it sells to belong primarily to the frozen foods product group.

Geographical information

External revenue is analysed below by geographical destination:

	Year ended 30 September
	2013 £m	2014 £m	2015 £m
Sweden	191.5	182.4	158.3
Norway	122.5	128.3	98.6
France	124.3	118.8	110.1
Spain	39.1	37.0	47.5
Finland	49.3	34.9	26.7
Italy	25.4	17.9	11.3
Belgium	—	—	7.4
Germany	—	—	4.3
Other	6.7	0.3	7.2

Total revenue by geography	558.8	519.6	471.4

Revenues of approximately £107.1 million (2014: £132.2 million; 2013: £146.3 million) are derived from two external customers. These revenues are attributable to the Sweden and Norway operating segments.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Non-current assets by geography

	30 September
	2013 £m	2014 £m	2015 £m
Sweden	167.9	150.9	141.1
Norway	166.2	153.2	124.5
France	96.2	93.3	89.9
Other	25.3	22.7	29.2

Total non-current assets by geography	455.6	420.1	384.7

6.	Expenses

Operating profit is stated after charging/(crediting):

		Year ended 30 September
	Note	2013 £m	2014 £m	2015 £m
Staff costs	8	91.3	88.6	76.3
Changes in inventories of finished goods and work in progress		(0.4)	4.4	(4.5)
Raw material and consumables used		335.3	298.0	277.6
Depreciation of property, plant and equipment	11	12.0	10.5	12.1
Selling, general and administrative expenses		21.0	20.6	21.3
Impairment of intangible assets	12	2.0	3.4	2.3
Amortisation of intangible assets	12	1.2	1.2	1.1
Transportation expenses		11.5	13.3	13.1
Advertising costs		22.6	19.8	17.5
Operating lease payments		15.1	13.7	14.4
Research & development		2.9	3.1	1.8
Exceptional items	7	12.7	4.0	5.4
Other operating income		—	(0.4)	—
Other expenses		1.9	3.2	6.4

Net expenses		529.1	483.4	444.8

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

7.	Exceptional items

Exceptional items are made up as follows:

	Year ended 30 September
	2013 £m	2014 £m	2015 £m
Restructuring costs	7.1	2.4	5.0
Manufacturing rationalisation	5.6	1.6	3.1
Emissions permit penalty and fines	—	—	1.6
Gain on bargain purchase	—	—	(8.5)
Disposal costs	—	—	2.5
Acquisition costs	—	—	1.7

Total exceptional items	12.7	4.0	5.4

In the year to 30 September 2013, Exceptional items involved continued restructuring of operations in Sweden, as well as Norway, France and Spain. In addition, the Overseas Group suffered the costs of a product recall and associated costs related to a product mis-labelling issue involving horsemeat, which impacted the whole industry. The Overseas Group also ceased production in their Thailand factory and bore the costs of closing the factory.

In the year to 30 September 2014, the Overseas Group incurred non-recurring costs relating to manufacturing rationalisation, restructuring of operations in Sweden and the costs of other business restructuring.

In the year to 30 September 2015, the Overseas Group incurred non-recurring costs relating to manufacturing rationalisation, further restructuring of operations in Sweden and other countries, an emissions permit notification in Sweden and a fine in France and recorded a gain on the bargain purchase of La Cocinera frozen food business for £8.5 million. The Overseas Group also incurred transactions costs in relation with the acquisition of the La Cocinera frozen food business discussed in Note 4 of £1.7m and with the sale of the Overseas Group to Nomad discussed in Note 1 of £2.5m.

8.	Staff numbers and costs

The average number of persons employed by the Overseas Group (including Directors) during the periods covered by these consolidated carve-out financial statements, analysed by category, was as follows:

	Year ended 30 September
	2013 No. of employees	2014 No. of employees	2015 No. of employees
Production	1,004	975	990
Administration, distribution & sales	615	598	704

Total average number of employees	1,619	1,573	1,694

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

The aggregate staff costs of these persons were as follows:

	Year ended 30 September
	2013 £m	2014 £m	2015 £m
Wages and salaries	66.1	64.2	56.4
Social security costs	22.1	21.5	16.8
Other pension costs	3.1	2.9	3.1

Total staff costs	91.3	88.6	76.3

Contributions payable in respect of defined contribution pension schemes and recognised as an expense in 2015 in the table above were £2.2 million (2014: £2.0 million; 2013: £1.5 million).

9.	Finance income and costs

		Year ended 30 September
	Note	2013 £m	2014 £m	2015 £m
Other interest income		9.7	7.7	4.5

Finance income		9.7	7.7	4.5

Interest payable on bank loans, borrowings and overdrafts		(5.0)	(12.4)	(12.1)
Pension finance expense	19	(2.0)	(1.8)	(1.4)
Foreign exchange losses		(7.2)	(10.6)	(7.1)
Unwinding of discount		(0.3)	(0.2)	(0.2)

Finance costs		(14.5)	(25.0)	(20.8)

Net finance costs		(4.8)	(17.3)	(16.3)

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

10.	Taxation

	Year ended 30 September
	2013 £m	2014 £m	2015 £m
Current tax expense / (income)
Current tax on profits for the year	8.4	2.3	4.3
Adjustments in respect of prior years	(0.3)	0.2	—

	8.1	2.5	4.3

Deferred tax expense / (income)
Origination and reversal of temporary differences	(0.2)	1.5	0.3
Adjustments in respect of prior years	—	—	(0.5)

Total tax expense	7.9	4.0	4.1

Reconciliation of effective tax rate:

	Year ended 30 September
	2013 £m	2014 £m	2015 £m
Profit / (loss) before taxation	24.9	18.9	10.3
Tax charge / (credit) at the standard Overseas Group corporation tax rate 22.0% (2014: 22%; 2013: 26.3%)	6.5	4.2	2.2

Difference in tax rates related to overseas jurisdictions	—	0.3	0.1
Impairment of intangible assets	0.5	0.7	0.6
Unrecognised tax assets	1.7	(0.1)	0.4
Change in applicable tax rates	1.9	—	—
Other income and expenses not taxable or not deductible	(1.8)	(0.8)	1.3
Prior year adjustment	(0.9)	(0.3)	(0.5)

Total tax expense	7.9	4.0	4.1

The applicable tax rate for the Overseas Group (which is the applicable tax rate of FSAB) evolved in 2014 due to changes in the Swedish corporation tax rate which decreased from 26.3% to 22.0% for fiscal periods beginning on or after 1 January 2013.

The weighted average effective tax rate in 2015 is 40% (2014: 21%; 2013: 32%).

In 2013, the higher effective tax rate is mainly caused by the remeasurement of the deferred tax balances due to the change in the applicable tax rate in Sweden.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

In 2015, the higher effective tax rate is mainly caused by the impairment of the Findus brand and other non deductible expenses, which have a significant impact.

The Overseas Group operates in many different jurisdictions and, in some of these, certain matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for uncertain tax position require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgements.

Management believes that the Overseas Group’s position on all open matters where a tax benefit has been booked (including those in current discussion with local tax authorities) is defensible and the probability of an adverse outcome is considered unlikely.

The tax (charge)/credit relating to components of other comprehensive income is as follows:

For the year ended 30 September 2013	Before tax £m	Tax (charge) £m	After tax £m
Remeasurements of post-employment benefit liabilities	2.9	(0.8)	2.1
Currency translation differences	(10.1)	—	(10.1)

Other comprehensive (loss)	(7.2)	(0.8)	(8.0)

For the year ended 30 September 2014	Before tax £m	Tax credit £m	After tax £m
Remeasurements of post-employment benefit liabilities	(5.5)	1.2	(4.3)
Currency translation differences	(22.5)	—	(22.5)

Other comprehensive (loss) / income	(28.0)	1.2	(26.8)

For the year ended 30 September 2015	Before tax £m	Tax (charge) £m	After tax £m
Remeasurements of post-employment benefit liabilities	2.7	(0.6)	2.1
Currency translation differences	(32.8)	—	(32.8)

Other comprehensive (loss)	(30.1)	(0.6)	(30.7)

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

11.	Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Total £m
Cost
Balance at 30 September 2012	23.8	90.9	114.7

Additions	—	18.2	18.2
Disposals	—	(4.4)	(4.4)
Effect of movements in foreign exchange	0.7	2.5	3.2

Balance at 30 September 2013	24.5	107.2	131.7

Additions	0.4	14.9	15.3
Disposals	(2.0)	(4.6)	(6.6)
Effect of movements in foreign exchange	(2.2)	(11.0)	(13.2)

Balance at 30 September 2014	20.7	106.5	127.2

Additions	2.0	16.7	18.7
Assets acquired through business combination (Note 4)	—	2.6	2.6
Disposals	—	(1.1)	(1.1)
Effect of movements in foreign exchange	(2.1)	(18.7)	(20.8)

Balance at 30 September 2015	20.6	106.0	126.6

Accumulated depreciation and impairment
Balance at 30 September 2012	(5.4)	(30.3)	(35.7)

Depreciation charge for the year	(1.3)	(10.7)	(12.0)
Disposals	—	4.3	4.3
Effect of movements in foreign exchange	(0.4)	(2.6)	(3.0)

Balance at 30 September 2013	(7.1)	(39.3)	(46.4)

Depreciation charge for the year	(1.2)	(9.3)	(10.5)
Disposals	1.0	3.9	4.9
Effect of movements in foreign exchange	0.7	3.6	4.3

Balance at 30 September 2014	(6.6)	(41.1)	(47.7)

Depreciation charge for the year	(1.1)	(11.0)	(12.1)
Disposals	—	1.0	1.0
Effect of movements in foreign exchange	1.6	14.2	15.8

Balance at 30 September 2015	(6.1)	(36.9)	(43.0)

Net book value 30 September 2012	18.4	60.6	79.0

Net book value 30 September 2013	17.4	67.9	85.3

Net book value 30 September 2014	14.1	65.4	79.5

Net book value 30 September 2015	14.5	69.1	83.6

The Overseas Group had no capitalised borrowing costs during any period.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Land and buildings and plant and machinery in Sweden and Norway amounting to £47.0 million and £9.2 million respectively (2014: £47.5 million and £11.1 million respectively; 2013: £52.5 million and £13.6 million respectively) are pledged as security for the Senior Secured Notes bond issue of July 2013 in the Findus Group detailed in Note 17.

Leased assets

Plant and machinery includes the following amounts where the Overseas Group is a lessee under finance leases:

	Year ended 30 September
Leasehold equipment	2013 £m	2014 £m	2015 £m
Cost	3.3	3.6	3.4
Accumulated depreciation	(1.0)	(1.3)	(1.7)

Net book value	2.3	2.3	1.7

Finance leases comprise leases of equipment for substantially the whole of their useful lives. The leases are on typical arms-length commercial terms with interest rates based on base rates plus a margin.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

12.	Intangible assets

	Goodwill £m	Brands £m	Development costs £m	Favourable lease contract £m	Total £m
Cost
Balance at 30 September 2012	717.2	21.4	1.5	—	740.1

Effect of movements in foreign exchange	(2.1)	0.3	—	—	(1.8)

Balance at 30 September 2013	715.1	21.7	1.5	—	738.3

Additions	—	1.5	2.8		4.3
Effect of movements in foreign exchange	(64.8)	(0.4)	—	—	(65.2)

Balance at 30 September 2014	650.3	22.8	4.3	—	677.4

Additions	—	—	0.8	—	0.8
Assets acquired through business combination (Note 4)	—	2.5	—	0.6	3.1
Effect of movements in foreign exchange	(74.8)	(0.4)	—		(75.2)

Balance at 30 September 2015	575.5	24.9	5.1	0.6	606.1

Accumulated amortisation and impairment
Balance at 30 September 2012	(369.0)	(8.5)	(0.5)	—	(378.0)

Amortisation for the year	—	(0.6)	(0.6)	—	(1.2)
Impairment	—	(2.0)	—	—	(2.0)
Effect of movements in foreign exchange	0.6	—	—	—	0.6

Balance at 30 September 2013	(368.4)	(11.1)	(1.1)	—	(380.6)

Amortisation for the year	—	(0.7)	(0.5)	—	(1.2)
Impairment	—	(3.4)	—	—	(3.4)
Effect of movements in foreign exchange	36.4	0.1	—	—	36.5

Balance at 30 September 2014	(332.0)	(15.1)	(1.6)	—	(348.7)

Amortisation for the year	—	(0.6)	(0.5)	—	(1.1)
Impairment	—	(2.3)	—	—	(2.3)
Effect of movements in foreign exchange	37.2	0.1	—	—	37.3

Balance at 30 September 2015	(294.9)	(17.9)	(2.1)	—	(314.9)

Net book value 30 September 2012	348.2	12.9	1.0	—	362.1

Net book value 30 September 2013	346.7	10.6	0.4	—	357.7

Net book value 30 September 2014	318.3	7.7	2.7	—	328.7

Net book value 30 September 2015	280.6	7.0	3.0	0.6	291.2

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Certain brands in Sweden amounting to £nil (2014: £2.3 million; 2013: £5.7 million) are pledged as security for the Senior Secured Notes bond issue of July 2013 in the Findus Group detailed in Note 17.

Amortisation of £1.1 million (2014: £1.2 million; 2013: £1.2 million) is included in ‘Other operating expenses’ in the statement of income.

Goodwill has been allocated to cash generating units as follows:

	30 September
	2013 £m	2014 £m	2015 £m
Sweden	89.2	78.6	72.5
Norway	152.6	142.1	115.6
France	82.9	77.1	73.2
Other	22.0	20.5	19.3

Total	346.7	318.3	280.6

The Overseas Group’s goodwill has been allocated based on the enterprise value at acquisition of each cash generating unit (“CGU”). As required by IAS 36 ‘Impairment of Assets’, an annual review of the carrying amount of the goodwill and the indefinite life brand is carried out in November of each year (using the period-end carrying values of goodwill and indefinite life brand) to identify whether there is any impairment to these carrying values. This is done by means of comparison of the carrying values to the value in use of each CGU or indefinite life asset. Value in use is calculated as the net present value of the projected risk-adjusted cash flows of each CGU or indefinite life asset.

Key assumptions for goodwill

The values for the key assumptions were arrived at by taking into consideration detailed historical information and comparison to external sources where appropriate, such as market rates for discount factors.

Budgeted cash flows	The calculation of value in use has been based on the cash flows forecast in the 2016 budget and applying assumptions for the subsequent year. These plans have been prepared and approved by management, and incorporate past performance, historical growth rates and projections of developments in key markets. Beyond this, a cash flow growth rate of between 1.5% p.a. and 1.9% p.a. has been assumed for each territory, this being a reasonable estimate of future growth in the territories in which the Overseas Group operates.

Sales	Projected sales are built up with reference to markets and product platforms. They incorporate past performance, historical growth rates and projections of developments in key markets.

EBITDA Margin	Projected margins reflect historical performance and expectations for the future.

Discount rate	A pre-tax discount rate was applied to the cash flows depending on the risk attributed to businesses in each territory.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Long-term growth rate	As required by IAS 36, growth rates for the period after the detailed forecasts are based on reasonable and supportable assumptions that represent management’s best estimate of the range of economic conditions that will exist over the remaining useful life of the asset. These rates do not reflect the long-term assumptions used by the Overseas Group for investment planning.

The parameters used for the determination of recoverable amount of the main consolidated business are set forth below:

As at 30 September 2013	Sweden	Norway	France
Basis of recoverable amount	Value in use	Value in use	Value in use
Period covered by the internal plan	2 years	2 years	2 years
Pre-tax discount rate	7.1%	6.8%	8.8%
Long-term growth rate	1.5%	1.8%	1.8%

As at 30 September 2014	Sweden	Norway	France
Basis of recoverable amount	Value in use	Value in use	Value in use
Period covered by the internal plan	2 years	2 years	2 years
Pre-tax discount rate	7.1%	6.8%	8.8%
Long-term growth rate	1.5%	1.8%	1.8%

As at 30 September 2015	Sweden	Norway	France
Basis of recoverable amount	Value in use	Value in use	Value in use
Period covered by the internal plan	2 years	2 years	2 years
Pre-tax discount rate	7.1%	6.8%	8.8%
Long-term growth rate	1.5%	1.8%	1.9%

The carrying amount of goodwill of the other CGUs of the Overseas Group is not significant in comparison to the total carrying amount of goodwill.

No impairment of goodwill has been recorded in the fiscal years 2015, 2014 and 2013 as the recoverable amount calculated based on value in use exceeded carrying value for each of the CGUs.

Sensitivity to changes in assumptions for goodwill

In Sweden, there is headroom of £70.4 million between the recoverable value and the carrying value of the CGU. A sensitivity analysis has been performed in order to review the impact of changes in key assumptions. For example, a 20% decrease in sales, with all other assumptions held constant, did not identify any impairment. Similarly, zero growth or a 2% increase in discount rate, with all other assumptions held constant, did not identify any impairment.

In Norway, there is headroom of £50.1 million between the recoverable value and the carrying value of the CGU. A sensitivity analysis has been performed in order to review the impact of changes in key assumptions. For example, a 20% decrease in sales, with all other assumptions held constant, did not identify any impairment. Similarly, zero growth or a 2% increase in discount rate, with all other assumptions held constant, did not identify any impairment.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

In France, there is headroom of £17.3 million between the recoverable value and the carrying value of the CGU. A sensitivity analysis has been performed in order to review the impact of changes in key assumptions. For example, a 15% decrease in sales or zero growth with all other assumptions held constant, reduced the headroom to £nil. A 2% increase in discount rate, with all other assumptions held constant, did not identify any impairment.

Key assumptions for the Findus brand

The parameters used for the determination of recoverable amount of the Findus brand are set forth below:

As at 30 September 2013	Findus brand
Basis of recoverable amount	Value in use
Period covered by the internal plan	2 years
Pre-tax discount rate	7.1%
Long-term growth rate	0%

As at 30 September 2014	Findus brand
Basis of recoverable amount	Value in use
Period covered by the internal plan	2 years
Pre-tax discount rate	7.1%
Long-term growth rate	0%

In 2015, the impairment charge of £2.3 million (2014: £3.4 million, 2013: £2.0 million) of the Findus brand (included in the Sweden reportable segment) reflected the termination of sales of Findus products and associated future cashflows in the UK following the sale of the business to Nomad Foods Ltd on 2 November 2015, see Note 1. The carrying value of the Findus UK brand was brought down to its value in use of £nil (2014: £2.3 million 2013: £5.7 million).

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

13.	Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	30 September 2013			30 September 2014
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Property, plant and equipment	—	(0.9)	(0.9)	—	(2.5)	(2.5)
Intangible assets	—	(0.8)	(0.8)	—	(0.8)	(0.8)
Employee benefits	12.6	—	12.6	11.9	—	11.9
Other	—	(1.2)	(1.2)	—	(2.3)	(2.3)

Tax assets/(liabilities)	12.6	(2.9)	9.7	11.9	(5.6)	6.3

	30 September 2015
	Assets £m	Liabilities £m	Total £m
Property, plant and equipment	—	(2.1)	(2.1)
Intangible assets	—	(0.8)	(0.8)
Employee benefits	9.9	—	9.9
Other	—	(2.2)	(2.2)

Tax assets/(liabilities)	9.9	(5.1)	4.8

No deferred tax assets are recognised for tax loss carry-forwards as the probability of the realisation of any related tax benefit through future taxable profits is not yet considered probable. The losses arise as a result of both trading and non-trading losses in the Overseas Group entities. Deferred tax assets that the Overseas Group has not recognised in the financial statements, comprised of tax loss carry-forwards, amount to £8.0 million (2014: £7.7 million; 2013: £7.5 million). At 30 September 2015 the tax loss carry-forwards were £15.7 million.

The aggregate deferred tax relating to items that have been charged directly to other comprehensive income is £2.2 million (2014: £1.3 million; 2013: £1.0 million).

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Movements in deferred tax during the periods were as follows:

For the year ended 30 September 2013	Opening balance 1 October 2012 £m	Movement in foreign exchange on opening balance £m	Recognised in statement of income £m	Recognised in other comprehensive income £m	30 September 2013 £m
Property, plant and equipment	(1.0)	(0.3)	0.4	—	(0.9)
Intangible assets	(0.8)	—	—	—	(0.8)
Employee benefits	13.9	—	(0.3)	(1.0)	12.6
Other	(1.3)	—	0.1	—	(1.2)

Deferred tax	10.8	(0.3)	0.2	(1.0)	9.7

For the year ended 30 September 2014	Opening balance 1 October 2013 £m	Movement in foreign exchange on opening balance £m	Recognised in statement of income £m	Recognised in other comprehensive income £m	30 September 2014 £m
Property, plant and equipment	(0.9)	(0.6)	(1.0)	—	(2.5)
Intangible assets	(0.8)	—	—	—	(0.8)
Employee benefits	12.6	—	(0.6)	(0.1)	11.9
Other	(1.2)	—	0.1	(1.2)	(2.3)

Deferred tax	9.7	(0.6)	(1.5)	(1.3)	6.3

For the year ended 30 September 2015	Opening balance 1 October 2014 £m	Movement in foreign exchange on opening balance £m	Recognised in statement of income £m	Recognised in other comprehensive income £m	30 September 2015 £m
Property, plant and equipment	(2.5)	0.5	(0.1)	—	(2.1)
Intangible assets	(0.8)	—	—	—	(0.8)
Employee benefits	11.9	—	0.1	(2.1)	9.9
Other	(2.3)	—	0.2	(0.1)	(2.2)

Deferred tax	6.3	0.5	0.2	(2.2)	4.8

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

14.	Inventories

	30 September
	2013 £m	2014 £m	2015 £m
Raw materials and consumables	22.5	14.2	13.6
Work in progress	22.9	21.2	23.8
Finished goods and goods for resale	37.7	32.9	35.8

Total inventories	83.1	68.3	73.2

During the year, £1.2 million (2014: £0.8 million; 2013: £0.7 million) was charged to the statement of income for the write down of inventories.

During the year, £327.6 million (2014: £281.8 million; 2013: £313.1 million) of inventories was recognised as an expense within cost of goods sold.

15.	Trade and other receivables

	30 September
	2013 £m	2014 £m	2015 £m
Trade receivables	77.2	74.9	79.1
Less: provision for impairment of trade receivables	(0.2)	(0.1)	—

Trade receivables – net	77.0	74.8	79.1

Prepayments and accrued income	2.0	2.9	8.2
Amounts due from related parties	1.5	0.1	—
Other receivables	6.5	7.1	4.4

Total trade and other receivables	87.0	84.9	91.7

Trade receivables, prepayments and other receivables are expected to be recovered in less than 12 months.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

The ageing of trade receivables is detailed below:

As at 30 September 2013	Gross £m	Impaired £m	Net £m
Not past due	75.2	—	75.2
Past due less than 1 month	1.6	—	1.6
Past due 1 to 3 months	0.2	—	0.2
Past due 3 to 6 months	0.1	(0.1)	0.0
Past due more than 6 months	0.1	(0.1)	0.0

Sub-total	77.2	(0.2)	77.0

Total trade receivables			77.0

As at 30 September 2014	Gross £m	Impaired £m	Net £m
Not past due	70.7	—	70.7
Past due less than 1 month	3.6	—	3.6
Past due 1 to 3 months	0.2	—	0.2
Past due 3 to 6 months	0.1	—	0.1
Past due more than 6 months	0.3	(0.1)	0.2

Sub-total	74.9	(0.1)	74.8

Total trade receivables			74.8

As at 30 September 2015	Gross £m	Impaired £m	Net £m
Not past due	65.7	—	65.7
Past due less than 1 month	12.8	—	12.8
Past due 1 to 3 months	0.6	—	0.6
Past due 3 to 6 months	—	—	—
Past due more than 6 months	—	—	—

Sub-total	79.1	—	79.1

Total trade receivables			79.1

As of 30 September 2015, trade receivables of £nil (2014: £0.1 million; 2013: £0.2 million) were impaired. These impaired receivables were fully provided for in each period. The impaired receivables mainly relate to circumstances where a balance was disputed or where a debtor was experiencing financial difficulties. All impaired trade receivables have been provided to the extent that they are believed not to be recoverable.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable, which approximates its carrying value. The Overseas Group does not hold any collateral as security.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

16.	Cash and cash equivalents

Cash and cash equivalents are comprised as follows:

	30 September
	2013 £m	2014 £m	2015 £m
Cash balances and call deposits	97.3	100.8	128.8
Short-term bank deposits	17.5	31.0	—

Cash and cash equivalents	114.8	131.8	128.8

The Overseas Group is part of a cash pool (which also includes entities within the Residual Findus Group) where funds are considered on a net basis and grouped together as cash and cash equivalents.

17.	Loans and borrowings

The loans and borrowings due by the Overseas Group are as follows:

	30 September
	2013 £m	2014 £m	2015 £m
Current liabilities
Finance leases (Note 11)	0.4	0.5	0.5

Total due in less than one year	0.4	0.5	0.5

Non-current liabilities
Loans due to Related Parties – back to back with bond issue	16.1	15.8	16.1
Finance leases (Note 11)	2.5	2.2	2.9

Total due after more than one year	18.6	18.0	19.0

Total borrowings	19.0	18.5	19.5

A more detailed analysis of the repayment profile of the loans and borrowings is included in Note 22.

The “Loans due to Related Parties – back to back with bond issue” were made out of the proceeds of the bond issue in the Residual Findus Group in July 2013. The loans were made in GBP and SEK, have a repayment date of July 2018 and carry interest at rates of 9.5% and 9.125%. The loans were redeemed in full on 2 November 2015, see Note 28.

The Overseas Group participates in the super senior Revolving Credit Facility of the Findus Group, although there are no fixed allocations of the facility between the Overseas Group and the Residual Findus Group. This can be utilised by way of loans, letters of credit or other ancillary facilities. The facility is secured on a senior basis by the same assets as the Senior Secured Notes of the Findus Group, and the assets of certain operating entities within the Overseas Group are included in the guarantee group, see Note 27. At 30 September 2015, the total revolving credit facilities amounted to £60.0 million, of which £8.1 million was utilised, including the utilisation of £8.1 million in respect of guarantees and letters of credit issued.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

18.	Trade and other payables

	30 September
	2013 £m	2014 £m	2015 £m
Trade payables	75.2	74.1	83.9
Amounts due to related parties	2.5	0.8	1.9
Accruals	48.4	47.7	47.3
Social security and other taxes	7.3	6.3	13.6
Other payables	15.0	9.0	4.2

Total trade and other payables	148.4	137.9	150.9

19.	Defined benefit plans

The Overseas Group operates defined benefit pension plans in Sweden, Norway and France as well as various defined contribution plans. The defined benefit pension plans were partially funded in Norway up to October 2014 and unfunded in Sweden and France as is the norm in these countries.

	30 September
	2013 £m	2014 £m	2015 £m
Net defined benefit obligation – Sweden	45.3	46.7	41.0
Net defined benefit obligation – Norway	3.5	0.3	0.2
Net defined benefit obligation – France	2.1	2.1	2.1

Total net defined benefit obligation	50.9	49.1	43.3

The present value of the defined benefit obligation in Norway has decreased during the periods presented as the Overseas Group offered employees in Norway the opportunity to receive a settlement, which has been taken up by the majority of employees.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

The amount included in the Statement of Financial Position arising from the Overseas Group’s obligations in respect of its defined benefit retirement plans is as follows:

	30 September
	2013 £m	2014 £m	2015 £m
Present value of unfunded defined benefit obligations	47.9	49.1	43.3
Present value of funded defined benefit obligations	12.2	0.8	—

Subtotal present value of defined benefit obligations	60.1	49.9	43.3

Fair value of plan assets	(9.2)	(0.8)	—

Recognised liability for defined benefit obligations	50.9	49.1	43.3

Movements in recognised liability for net defined benefit obligations are as follows:

	Year ended 30 September
	2013 £m	2014 £m	2015 £m
Opening balance	(52.9)	(50.9)	(49.1)
Foreign exchange (losses) / gains	(0.7)	6.1	3.8
Current service cost	(1.6)	(0.9)	(0.9)
Interest cost	(2.0)	(1.8)	(1.4)
Actuarial gains / (losses)	2.9	(5.5)	2.7
Contributions by employer	1.2	0.1	—
Benefit payments	1.9	1.7	1.6
Curtailment gain	0.3	2.1	—

As at 30 September	(50.9)	(49.1)	(43.3)

Recognised liability for defined benefit obligations	(50.9)	(49.1)	(43.3)

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Movements in present value of defined benefit obligations are as follows:

	Year ended 30 September
	2013 £m	2014 £m	2015 £m
Opening balance	(69.1)	(60.1)	(49.9)
Foreign exchange (losses) / gains	(0.2)	6.0	3.8
Current service cost	(1.6)	(0.9)	(0.9)
Interest cost	(2.3)	(1.9)	(1.4)
Actuarial gains / (losses)	4.3	(5.9)	2.7
Benefit payments	2.5	1.8	1.6
Curtailment gain	0.3	2.1	—
Settlements	6.0	9.0	0.8

As at 30 September	(60.1)	(49.9)	(43.3)

Movements in fair value of plan assets of defined benefit retirement plans are as follows:

	Year ended 30 September
	2013 £m	2014 £m	2015 £m
Opening balance	16.2	9.2	0.8
Foreign exchange (losses) / gains	(0.5)	0.1	—
Return on assets	0.3	0.1	—
Actuarial (losses) / gains	(1.4)	0.4	—
Contributions by employer	1.2	0.1	—
Benefit payments	(0.6)	(0.1)	—
Settlements	(6.0)	(9.0)	(0.8)

As at 30 September	9.2	0.8	—

Expenses recognised in respect of the defined benefit plan in the statement of income are as follows:

	Year ended 30 September
	2013 £m	2014 £m	2015 £m
Current service cost	(1.6)	(0.9)	(0.9)
Settlement and curtailments	0.3	2.1	—
Interest on defined benefit pension plan obligation	(2.0)	(1.8)	(1.4)

Total	(3.3)	(0.6)	(2.3)

Current service cost is disclosed in ‘Cost of sales’ and Interest on net defined benefit obligation is disclosed in ‘Net financing costs’ in the statement of income.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Amounts recognised in the statement of other comprehensive income are as follows:

	Year ended 30 September
	2013 £m	2014 £m	2015 £m
Actuarial gains/(losses) on defined benefit obligation	4.3	(5.9)	2.7
Actuarial (losses)/gains on plan assets	(1.4)	0.4	—

Total	2.9	(5.5)	2.7

The fair value of plan assets, all at quoted prices excluding property, are as follows:

	30 September
	2013 £m	2014 £m	2015 £m
Equities	0.8	—	—
Bonds	6.6	—	—
Property	1.0	—	—
Other	0.8	0.8	—

Total	9.2	0.8	—

Principal actuarial assumptions for the Sweden scheme were as follows:

	2013	2014	2015
Discount rate	4.0%	3.3%	2.8%
Inflation rate	2.0%	2.0%	1.3%
Rate of increase in salaries	3.0%	3.0%	2.3%
Rate of increase for pensions in payment	3.0%	3.0%	2.3%

In valuing the liabilities of the pension fund, mortality assumptions have been made as indicated below. The assumptions relating to longevity underlying the pension liabilities at the financial period end date are based on actuarial advice in accordance with published statistics and experience in each territory and include an allowance for future improvements in longevity.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

These assumptions translate into an average life expectancy in years for a pensioner retiring at age 65:

	2013	2014	2015
Retiring at the end of the year:
• Male	23.0	23.0	23.0
• Female	24.8	24.8	24.8
Retiring 20 years after the end of the year:
• Male	23.0	23.0	23.0
• Female	24.8	24.8	24.8

Defined benefit obligation – sensitivity analysis

The effect of a 0.5% movement in the following principal assumptions gives rise to the following percentage movements of the defined benefit obligation as at 30 September 2015 as follows:

Variables	Change in the assumptions %	Increase in assumptions %	Decrease in assumptions %
Discount rate	0.5	(7.7)	8.7
Salary increase	0.5	2.3	(1.9)
Inflation	0.5	7.4	(6.6)

Expected contributions and unfunded benefit payments to defined benefit pension plans for the year ending 30 September 2016 are £1.5 million.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

20.	Provisions

	Restructuring £m	Asset Retirement Obligation £m	Other £m	Total £m
Balance at 30 September 2012	0.4	0.6	0.3	1.3

Charged / (credited) to the statement of income:
- Additional provisions	1.2	—	0.1	1.3
- Unwinding of discount	—	0.1	—	0.1
Utilisation of provision	(0.5)	—	(0.1)	(0.6)
Exchange differences	—	—	0.1	0.1

Balance at 30 September 2013	1.1	0.7	0.4	2.2

Charged / (credited) to the statement of income:
- Additional provisions	0.6	—	0.2	0.8
- Unwinding of discount	—	—	—	—
Utilisation of provision	(1.1)	—	—	(1.1)

Balance at 30 September 2014	0.6	0.7	0.6	1.9

Charged / (credited) to the statement of income:
- Additional provisions	3.0	—	—	3.0
- Unwinding of discount	—	—	—	—
Utilisation of provision	—	—	—	—

Balance at 30 September 2015	3.6	0.7	0.6	4.9

Analysis of total provisions:

	30 September
	2013 £m	2014 £m	2015 £m
Current	1.5	1.2	4.2
Non-current	0.7	0.7	0.7

Total	2.2	1.9	4.9

Restructuring

The Overseas Group provides for future restructuring costs for people who are leaving the business and where compromise agreements have been finalised. Normally the future cash payments are phased.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Asset Retirement Obligation

The Overseas Group has an obligation to restore the land on which the French manufacturing facility is situated upon expiration of the lease in 2023.

Other

The Other provision includes claims brought against the Overseas Group by employees and various risks and claims brought against the Overseas Group by its customers in respect of products supplied.

21.	Cash flows from operating activities

		Year ended 30 September
	Note	2013 £m	2014 £m	2015 £m
Cash flows from operating activities
Profit for the year		17.0	14.9	6.2
Adjustments for:
Depreciation of property, plant and equipment	11	12.0	10.5	12.1
Impairment of intangible assets	12	2.0	3.4	2.3
Amortisation of intangible assets	12	1.2	1.2	1.1
Loss on disposal of property, plant and equipment	11	0.1	1.7	0.1
Finance costs	9	4.8	17.3	16.3
Taxation expense	10	7.9	4.0	4.1

Operating cash flow before changes in working capital and provisions		45.0	53.0	42.2

Decrease / (increase) in inventories	14	8.1	14.8	(4.9)
Decrease / (increase) in trade and other receivables	15	4.3	2.1	(6.8)
Increase / (decrease) in trade and other payables	18	11.2	(10.5)	10.0
Decrease in employee benefits and other provisions		(2.2)	(2.1)	(2.8)
Foreign exchange gains on operating activities		(7.0)	(12.8)	4.1

Cash generated from operations		59.4	44.5	41.8

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

22.	Financial risk management

a)	Overall risk management policy

The Overseas Group’s activities expose it to a variety of financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

The Overseas Group’s overall risk management programme focuses on minimising potential adverse effects on the Overseas Group’s financial performance. As explained in Note 2, the Residual Findus Group has a central treasury department which enters into derivative contracts as instructed by the various Overseas Group operating companies to manage their currency risks.

Risk management is led by senior management and is mainly carried out by a central treasury department of the Findus Group which identifies, evaluates and hedges financial risks in close cooperation with the Overseas Group’s operating units.

The Findus Group’s principal objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide return for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Overseas Group’s capital management policy is considered to be the same as the Findus Group’s. For the Findus Group, capital is monitored on the basis of net debt and equity.

b)	Market risk (including currency risk and interest rate risk)

In managing market risks, the Overseas Group aims to minimise the impact of short term fluctuations on the Overseas Group’s earnings. Over the longer term, however, permanent changes in foreign exchange rates and interest rates will have an impact on consolidated carve-out earnings.

Currency risk	Foreign currency risk on financial assets and liabilities in currencies other than functional currency
Description	The Overseas Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to USD, GBP and EUR. Within the Overseas Group foreign exchange risk arises from assets and liabilities held in currencies which are not the functional currency of the particular entity.

Mitigation & Impact on Statement of Financial Position / Other Comprehensive Income / Statement of income	The Overseas Group does not actively manage this foreign currency risk.

Sensitivity analysis	A 5% movement in foreign exchange rates across all currencies simultaneously in the same direction would have a 0.03% impact on Net Assets.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

The entities within the Overseas Group hold the following balances in currencies that are not their functional currency:

	30 September 2015
	EUR £m	USD £m	GBP £m
Trade receivables	2.7	0.1	—
Bank loans	—	—	(10.1)

Total	2.7	0.1	(10.1)

Currency risk	Foreign currency risk on purchases
Description	A large portion of the Overseas Group’s purchases of materials are made in USD and EUR. Whilst the Overseas Group has a strong record of recovering the impact of cost increases through a combination of increased selling prices and cost reductions, there is a risk of a delay in restoring margins on a timely basis.

Mitigation & Impact on Statement of Financial Position / Net Parent Investment / Statement of income	A portion of the purchases in EUR are hedged by the EUR cash generated in the Overseas Group. During the year, forward currency purchase contracts were placed in the market by Findus Treasury Limited, at the instruction of the companies of the Overseas Group. The ultimate proceeds from the contracts are passed by Findus Treasury Limited to the Overseas Group Companies when they mature.

Sensitivity analysis	A 5% movement in foreign exchange rates across all currencies simultaneously would have a £4.8 million impact on Cost of Sales in the absence of forward cover.

Interest rate risk
Description	The Overseas Group is exposed to interest rate risk through its Related Party and 3rd party debt.

Mitigation & Impact on Net Parent Investment / Statement of income	The Overseas Group does not actively manage its interest rate exposure. In July 2013 the Overseas Group repaid the Senior facilities. The Related Party debt and back to back bond debt are at a fixed rate of interest, and consequently no longer exposed to interest rate risk.

Sensitivity analysis	Not applicable as the Overseas Group does not have floating rate loans or borrowings.

c)	Credit risk

Description	Of the Overseas Group revenue, 73.6% is made to retail customers. In all markets, there is a significant concentration of the retail grocery market and the retail customers have significant power.

Mitigation & Impact on Other Comprehensive Income / Statement of income	The Overseas Group does not actively manage its customer credit risk except by exercising typical credit control and vetting procedures.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

d)	Liquidity risk

Description	The Overseas Group liquidity risk exposure arises from its inability to meet its commitments as they fall due. The majority of the Overseas Group commitments relates to Related Party debt, which does not have any covenants.

Mitigation	The Overseas Group ensures that it has sufficient cash and available funding through regular cash flow forecasting. During the year the Overseas Group also had access to the £60 million Super Senior Revolving Credit Facility that was available to the Findus Group as a whole. Following the completion of the Nomad transaction the Overseas Group no longer has access to this line of credit.

Maturity analysis

The tables below show a maturity analysis of contractual undiscounted cash flows, showing items at the earliest date on which the Overseas Group could be required to pay the liability:

As of 30 September 2013	2014 £m	2015 £m	2016 £m	2017 £m	2018 £m	Over 5 years £m	Total £m
Borrowings – principal	—	—	—	—	15.8	—	15.8
Borrowings – interest	1.6	1.6	1.6	1.6	1.6	—	8.0
Finance leases	0.5	0.5	0.5	0.5	0.5	0.4	2.9
Trade payables	75.2	—	—	—	—	—	75.2

Total	77.3	2.1	2.1	2.1	17.9	0.4	101.9

As of 30 September 2014	2015 £m	2016 £m	2017 £m	2018 £m	2019 £m	Over 5 years £m	Total £m
Borrowings – principal	—	—	—	15.4	—	—	15.4
Borrowings – interest	1.6	1.6	1.6	1.6	—	—	6.4
Finance leases	0.5	0.5	0.5	0.5	0.5	0.2	2.7
Trade payables	74.1	—	—	—	—	—	74.1

Total	76.2	2.1	2.1	17.5	0.5	0.2	98.6

As of 30 September 2015	2016 £m	2017 £m	2018 £m	2019 £m	2020 £m	Over 5 years £m	Total £m
Borrowings – principal	—	—	15.7	—	—	—	15.7
Borrowings – interest	1.6	1.6	1.6	—	—	—	4.8
Finance leases	0.5	0.5	0.5	0.5	0.5	0.9	3.4
Trade payables	83.9	—	—	—	—	—	83.9

Total	86.0	2.1	17.8	0.5	0.5	0.9	107.8

Maturity information on Payable to Related Party is discussed in Note 26.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

23.	Financial instruments

a)	Categories of financial instruments

As of 30 September 2013	Loans and receivables £m	Financial liabilities at amortised cost £m	Total £m
Assets as per balance sheet
Trade receivables	77.0	—	77.0
Cash and cash equivalents	114.8	—	114.8
Liabilities as per balance sheet
Trade payables	—	(75.2)	(75.2)
Payable to Related Party	—	(147.4)	(147.4)
Loans and borrowings	—	(19.0)	(19.0)

Total	191.8	(241.6)	(49.8)

As of 30 September 2014	Loans and receivables £m	Financial liabilities at amortised cost £m	Total £m
Assets as per balance sheet
Trade receivables	74.8	—	74.8
Cash and cash equivalents	131.8	—	131.8
Liabilities as per balance sheet
Trade payables	—	(74.1)	(74.1)
Payable to Related Party	—	(146.9)	(146.9)
Loans and borrowings	—	(18.5)	(18.5)

Total	206.6	(239.5)	(32.9)

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

As of 30 September 2015	Loans and receivables £m	Financial liabilities at amortised cost £m	Financial assets and liabilities at fair value through profit and loss £m	Total £m
Assets as per balance sheet
Trade receivables	79.1	—	—	79.1
Derivatives	—	—	0.8	0.8
Cash and cash equivalents	128.8	—	—	128.8
Liabilities as per balance sheet
Trade payables	—	(83.9)	—	(83.9)
Payable to Related Party	—	(145.8)	—	(145.8)
Derivatives	—	—	(0.3)	(0.3)
Loans and borrowings	—	(19.5)	—	(19.5)

Total	207.9	(249.2)	0.5	(40.8)

b)	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates.

Trade receivables

The substantial majority of customers of the Overseas Group are large, well-established food retailers for whom there is a longstanding relationship with the Overseas Group. The history of impairment of trade receivables is low with the period end impairment amounting to 0% of total revenue (2014: 0.02%; 2013: 0.04%).

Cash and cash equivalents

	30 September
	2013 £m	2014 £m	2015 £m
Cash at bank and short-term bank deposits
AA -	92.4	110.7	124.9
A	22.4	21.1	3.9

Total cash & cash equivalents	114.8	131.8	128.8

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

c)	Fair values

The following summarises the methods and assumptions of estimating the fair values of financial instruments held by the Overseas Group.

Trade and other payables/receivables

The notional amount of trade and other payables/receivables are deemed to be carried at fair value, short term, and settled in cash.

Cash and cash equivalents/overdrafts

The carrying value of cash is deemed to equal fair value.

Interest bearing loans and liabilities

	Fair value
	30 September
	2013 £m	2014 £m	2015 £m
Senior Secured Notes	16.1	15.8	16.1

Total interest bearing loans	16.1	15.8	16.1

	Carrying value
	30 September
	2013 £m	2014 £m	2015 £m
Senior Secured Notes	16.1	15.8	16.1

Total interest bearing loans	16.1	15.8	16.1

Derivatives

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices);

•	Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

The following table presents the Overseas Group’s financial assets and liabilities that are measured at fair value:

30 September 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Currency forward contracts	—	0.8	—	0.8

Total assets	—	0.8	—	0.8

Currency forward contracts	—	(0.3)	—	(0.3)

Total liabilities	—	(0.3)	—	(0.3)

There were no transfers between level 1 and 2 during the year

(a)	Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Overseas Group is the current bid price.

(b)	Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Financial instruments included in Level 2 comprise currency forward contracts. The fair value of these derivative instruments is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

For trading derivatives at fair value through profit or loss, a charge of £1.2 million (2014: nil; 2013: nil) was included within ‘Other operating expenses’ in the statement of income.

The carrying value of the other financial instruments is a reasonable approximation of their fair value.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

24.	Operating leases

Non-cancellable operating lease rentals relate to total future aggregate minimum lease payments and are payable as follows:

	30 September
	2013 £m	2014 £m	2015 £m
Less than one year	4.7	4.3	3.5
Between one and five years	10.8	10.5	8.4
More than five years	5.3	4.2	2.0

Total	20.8	19.0	13.9

Non-cancellable operating leases mainly relate to equipment, motor vehicles and land and buildings.

25.	Capital commitments

The Overseas Group has £7.1m capital commitments at 30 September 2015 (2014: nil; 2013: nil).

26.	Related parties

The Findus Group has historically been controlled by an investor group including Lion Capital LLP, Highbridge Capital and Sankaty Mezzanine Capital LLC.

Related party transactions

The Overseas Group may sell or buy goods and enter into other transactions with the Residual Findus Group in the normal course of business. The main transactions between the Overseas Group and the Residual Findus Group are as follows:

	Year ended 30 September
	2013 £m	2014 £m	2015 £m
Revenue	—	—	—
Brand royalty fees	0.3	0.2	0.2

Income	0.3	0.2	0.2

Cost of sales	(6.3)	(5.1)	(4.0)
Corporate cost allocations	(2.9)	(4.4)	(2.6)

Expenses	(9.2)	(9.5)	(6.6)

Finance income / (costs)	2.6	(3.2)	(7.5)

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Related party trade accounts payable and receivable

Related party trade accounts payable and receivable are governed by agreements between the Overseas group and Residual Findus Group, charge interest where relevant and require settlement. These balances have been included in the trade accounts payable and receivable line items in the consolidated carve-out statement of financial position.

	Accounts payable £m	Accounts receivable £m
Balance at 30 September 2013	2.5	1.5
Balance at 30 September 2014	0.8	0.1
Balance at 30 September 2015	1.9	—

The Findus Group debt guarantee

Certain companies within the Overseas Group were formerly acting as guarantors of the Senior Secured Notes 2018 issued by Findus Loanco Sarl, a subsidiary in the Residual Findus Group. These companies included FSAB and those of its subsidiaries that are indicated in Note 27 to these accounts. The security given by the guarantor companies included security interests in or over the following:

(i)	all issued capital stock of each of the guarantors other than Findus Espana SLU;

(ii)	fixed and floating charges over bank accounts of the guarantors incorporated or having accounts in France and Sweden;

(iii)	inventory, machinery and plant, real estate and trade receivables (factoring) of Findus Norge AS;

(iv)	intellectual property rights and trademarks granted by the guarantors incorporated in Sweden;

(v)	real property of the Guarantors incorporated in Sweden;

(vi)	business mortgage certificates issued by Frionor Sverige AB; and business mortgage certificates issued by Findus Sverige AB (in the case of Findus Sverige AB, such security interest in the business mortgage certificate is second-priority);

(vii)	certain intra-group loans to the guarantors incorporated in Sweden.

In addition, the Revolving Credit Facility of the Findus Group in which the Overseas Group formerly participated (see Note 17) was secured by security interests in certain assets of Findus Espana, SLU including its accounts receivables and bank accounts and by a promissory mortgage over the IP rights and trademarks (subject to financial assistance limitations) owned by Findus Espana, SLU.

Following the successful completion of the Nomad transaction discussed in Note 1, the Overseas Group’s obligations with respect to the debt guarantee were extinguished.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

Key management compensation

The compensation paid or payable to key management for employee services is shown below.

	Year ended 30 September
	2013 £m	2014 £m	2015 £m
Salaries and other short-term employee benefits	1.7	2.7	2.5
Termination benefits	0.9	0.1	1.3
Contributions to money purchase pension plans	—	0.2	0.1

Total key management compensation	2.6	3.0	3.9

Borrowings

	30 September
	2013 £m	2014 £m	2015 £m
Loans due to Related Parties – back to back with bond issue (Note 17)	16.1	15.8	16.1

Payable to Related Party

	30 September
	2013 £m	2014 £m	2015 £m
Loans	147.4	146.9	145.8

Payable to Related Party	147.4	146.9	145.8

Loans payable to Related Party comprise loans from Liongem Sweden 1 AB, Findus Treasury Limited and other entities, which are all within the Residual Findus Group in Sweden and the UK. The breakdown of the carrying amount as of 30 September 2015 and the main terms are disclosed below:

Loan issuer	Currency	Carrying value in £m	Interest rate
Liongem Sweden 1 AB	EUR	90.5	15.05%
Findus Treasury Limited	SEK	53.1	9.2%
Others	GBP	2.2	Various

Loans		145.8

All these loans are repayable on demand.

Findus Sverige AB

Notes to the Consolidated Carve-out Financial Statements (continued)

In the period ended 30 September 2015, dividends, declared in prior periods, and other group transactions totalling £nil (2014: £8.3 million; 2013: £156.0 million) were paid to the Residual Findus Group.

27.	Overseas Group subsidiaries

The direct and indirect subsidiaries of FSAB are as follows:

	Activity	Country of incorporation	Class of shares held	Ownership 2015, 2014 and 2013
Direct investments
Findus Belgium BVBA	Trading	Belgium	Ordinary	100%
Findus Danmark AS	Trading	Denmark	Ordinary	100%
Findus Management & Services Ltd	Non-trading	England	Ordinary	100%
Findus Finland OY	Trading	Finland	Ordinary	100%
Findus Holdings France SAS (1)	Holding	France	Ordinary	100%
Findus Espana SLU	Trading	Spain	Ordinary	100%
Frionor Sverige AB (1)	Trading	Sweden	Ordinary	100%
Foodvest International AB (1)	Holding	Sweden	Ordinary	100%
Sudnif S.A.	Non-trading	Switzerland	Ordinary	100%
Findus Deutschland GmbH	Non-trading	Germany	Ordinary	100%
Indirect investments
Findus France SAS (1)	Trading	France	Ordinary	100%
Findus Services SAS	Non-trading	France	Ordinary	100%
Lion/Gem Norway 1 AS (1)	Holding	Norway	Ordinary	100%
Findus Norge Holdings AS (1)	Holding	Norway	Ordinary	100%
Findus Norge AS (1)	Trading	Norway	Ordinary	100%
Findus Thailand Ltd	Non-trading	Thailand	Ordinary	100%

(1)	guarantors of the Senior Secured Notes 2018 discussed in Note 26

28.	Events after the balance sheet date

On 2 November 2015, the Overseas Group was acquired by Nomad Foods Ltd, see note 1.

In relation with this transaction, Findus Bondco S.A. (entity within the Residual Findus Group) announced on 23 October 2015 a 3 November 2015 redemption date for the redemption in full of its €305,000,000 9 1⁄8% Senior Secured Notes due 2018 (the “Euro Notes”) and £150,000,000 9 1⁄2% Senior Secured Notes due 2018 (the “Sterling Notes”, and together with the Euro Notes, the “Notes”). The outstanding amount of the Loans due to Related Parties – back to back with bond issue, discussed in Note 17, which relates to these Notes, was repaid on completion of the acquisition by Nomad Foods Ltd as discussed in Note 1.